

January 21, 2011

Wei Li
Chief Executive Officer and Director
China VantagePoint Acquisition Company
224 Bloomfield Street, Ste. 2
Hoboken, NJ 07030

      RE: China VantagePoint Acquisition Company
              Amendment No. 3 to Form S-1
              Filed January 11, 2011
              File No. 333-170006

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated January 3, 2011. Please provide your analysis in your response letter, and revise your prospectus to clarify, how you may resume the proposed repurchases pursuant to a 10b5-1 plan and be in compliance with the requirements of Rule 10b-18 once the determination is made not to move forward with the tender after initially deciding to engage in a tender offer (and suspending such purchases).

2. You disclose on page 2 that, if you hold a shareholder vote on a business combination, "we would be subject to the proxy rules promulgated under…the Exchange Act, and as a result would prepare a proxy statement containing information in relation to the shareholder vote to approve a business combination for distribution to our

shareholders…" Please provide your analysis of whether you would be subject to the proxy rules promulgated under the Exchange Act. In your analysis, please discuss whether you are currently a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. Also provide your analysis of whether you expect to be a foreign private issuer after the offering and at the time of a business combination. We may have further comments.

Comparison to Offerings of Blank Check Companies, page 8

3.   You disclose that the trading of your securities will be substantially similar to the terms of prior blank check offerings; however we note that the one-half warrant and ordinary share included within the subunit will not trade separately until after the completion of the initial business combination. It does not appear that this is a usual term of prior blank check offerings. Please revise to highlight this fact here, on the prospectus summary and throughout the prospectus. Discuss the purpose of this term of your offering and any risks or detriments to purchasers in the offering.

4.   Please separately discuss your use of units consisting of subunits and one-half warrants since these are terms that differ from prior blank check offerings.

Effecting a Business Combination, page 22

5.   We note your response to comment three from our letter dated January 3, 2011 whereby you stated that warrant holders have no right to demand that the Company settle the warrants in cash. Please reconcile this statement with Section 4.4 of the Warrant Agreement contained in Exhibit 4.5 of your filing. Refer to ASC 815-40-55-2. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        Facsimile: (212) 407-4990